UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    001-13374

Realty Income Corporation (Exact name of registrant as specified in its charter)
220 West Crest Street, Escondido, California 92025-1707, (760) 741-2111 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
9 3/8% Class B Cumulative Redeemable Preferred Stock 9 1/2% Class C Cumulative Redeemable Preferred Stock (Title of each class of securities covered by this Form)

Class A Junior Participating Preferred Stock, par value $1.00 per share
7.375% Monthly Income Class D Cumulative Redeemable Preferred Stock, par value $1.00 per share
Common Stock, par value $1.00 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(1)(i)	☒	Rule l2h-3(b)(l)(i)	☐
Rule l2g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule l2g-4(a)(2)(i)	☐	Rule l2h-3(b)(2)(i)	☐
Rule l2g-4(a)(2)(ii)	☐	Rule l2h-3(b)(2)(ii)	☐
		Rule l5d-6	☐

        Approximate number of holders of record as of the certification or notice date:    None

        Pursuant to the requirements of the Securities Exchange Act of 1934, Realty Income Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 7, 2005	By:	/s/ MICHAEL R. PFEIFFER Michael R. Pfeiffer Executive Vice President, General Counsel and Secretary